Silver Elephant Delivers Additional 6,600 Tonnes of Coal to
China from its Ulaan Ovoo Mine in Mongolia

Vancouver, British Columbia, January 11, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2N) announces that, further to its news release dated December 28, 2022, and November 21, 2022, an additional 6,600 tonnes of coal in two separate rail shipments have arrived in Tianjin seaport in China from its Ulaan Ovoo mine in Mongolia. In total, 9,766 tonnes (three rail shipments) of coal have been exported to China since the cross-border sales started on December 9, 2022. Tianjin is a major Chinese seaport and exposes Ulaan Ovoo coal to international seaborne coal pricing.

"Bringing Ulaan Ovoo coal to Tianjin is a monumental achievement for the Company. This means potentially broader market reach; and the indexing of Ulaan Ovoo coal sales price to international seaborne pricing with transparency.

We are onto a good start in 2023 to reach our sales target of 200,000 to 500,000 tonnes. The Company has received additional coal purchase interests from several international buyers. Every coal sale generates profits for Silver Elephant as our Mongolia operating partner is responsible for coal extraction,"  commented John Lee, CEO of Silver Elephant.

For each shipment, approximately 3,000 tonnes of Ulaan Ovoo coal were loaded onto 50 wagons (driven by a dedicated Ulaanbaatar railway locomotive) at Mongolia's Sukhbaatar station (Sales Delivery Point). The train traveled south bound, arriving at China's Erlian port where the coal was unloaded. The coal may then be picked up and further transported within the China rail network. As of the date of this news release, the wagons have been returned to Sukhbaatar to start the fourth run.

The Company holds 100% of the rights to the Ulaan Ovoo mineral claims and mining licenses. The Company and its Mongolian operating partner have agreed to share the proceeds from coal sales from stockpiled coal sales on a 50-50 basis until June 30, 2023. There are approximately 75,000 tonnes of coal mined by the Mongolian operating partner stockpiled at the Ulaan Ovoo mine site and the nearby Sukhbaatar rail siding.

About Mega Thermal Coal Corp.

Mega Thermal Coal Corp. is a wholly-owned subsidiary of Silver Elephant, which owns and operates the Ulaan Ovoo mine. Mega Thermal Coal Corp. also owns and operates Chandgana Khavtgai and Chandgana Tal coal mines in Mongolia.

Further information on Mega Coal can be found at www.megacoal.ca.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company, with its flagship Pulacayo silver project in Bolivia. It also owns 100% of Mega Thermal Coal Corp and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity and royalty investments in nickel and vanadium mining companies.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
CEO

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this or other news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "targets", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's forward-looking statements. Silver Elephant believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.